

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of June 30, 2025

The principal balances and results accumulated for the period ending June 2025 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	1,802,029
Loans and accounts receivables from customers and banks, net	39,645,831
Loans and accounts receivables from customers at fair value, net	178,989
Financial instruments	8,943,035
Financial derivative contracts	10,715,801
Other asset ítems	4,902,757
Total assets	**66,188,442**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,120,949
Time deposits and other time liabilities	16,493,664
Issued debt and regulatory capital instruments	10,677,237
Financial derivative contracts	10,906,536
Other liabilities ítems	10,364,030
Total equity	4,626,026
Total liabilities and Equity	**66,188,442**

Equity attributable to:	
Equity holders of the Bank	4,514,321
Non-controlling interest	111,705

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,033,547
Net fee and commission income	296,693
Result from financial operations	134,166
Total operating income	**1,464,406**
Provision for loan losses	(286,765)
Support expenses	(479,295)
Other results	(37,176)
Income before tax	**661,170**
Income tax expense	(102,617)
Net income for the period	**558,553**

Attributable to:	
Equity holders of the Bank	550,354
Non-controlling interest	8,199

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ANDRES TRAUTMANN B.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Junio de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Junio de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.802.029
Créditos y cuentas por cobrar a clientes y bancos	39.645.831
Créditos y cuentas por cobrar a clientes a valor razonable	178.989
Instrumentos financieros	8.943.035
Contratos de derivados financieros	10.715.801
Otros rubros del activo	4.902.757
Total Activos	**66.188.442**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.120.949
Depósitos y otras captaciones a plazo	16.493.664
Instrumentos de deuda y capital regulatorio emitidos	10.677.237
Contratos de derivados financieros	10.906.536
Otros rubros del pasivo	10.364.030
Total patrimonio	4.626.026
Total Pasivos y Patrimonio	**66.188.442**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.514.321
Interés no controlador	111.705

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.033.547
Ingresos netos de comisiones	296.693
Resultado de operaciones financieras	134.166
Total ingresos operacionales	**1.464.406**
Gasto de pérdidas crediticias	(286.765)
Gastos de apoyo	(479.295)
Otros resultados	(37.176)
Resultado antes de impuesto	**661.170**
Impuesto a la renta	(102.617)
Utilidad consolidada del periodo	**558.553**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	550.354
Interés no controlador	8.199

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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